SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

PPDAI Group Inc.

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

69354V108**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 69354V108 has been assigned to the American depositary shares of the issuer, which are quoted on the New York Stock Exchange under the symbol “PPDF.” Each ADS represents five Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69354V108	Page 2 of 8 pages

1	Name of Reporting Person Maggie & Tony Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 86,300,000 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 86,300,000 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 86,300,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.8%
12	Type of Reporting Person CO

(1)

Represents (i) 84,300,000 Class B ordinary shares, and (ii) 400,000 ADSs, representing 2,000,000 Class A ordinary shares, directly held by Maggie & Tony Limited, a company incorporated in the British Virgin Islands. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

CUSIP No. 69354V108	Page 3 of 8 pages

1	Name of Reporting Person Wei Luo
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 86,550,000 (2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 86,550,000 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 86,550,000 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.8%
12	Type of Reporting Person IN

(2)

Represents (i) 84,300,000 Class B ordinary shares, (ii) 400,000 ADSs, representing 2,000,000 Class A ordinary shares, directly held by Maggie & Tony Limited, a company incorporated in the British Virgin Islands, and (iii) 250,000 Class A ordinary shares Mr. Congliang Li may purchase upon exercise of options within 60 days after December 31, 2018. Ms. Wei Luo is Mr. Congliang Li’s wife and is the sole shareholder and the sole director of Maggie & Tony Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 69354V108	Page 4 of 8 pages

1	Name of Reporting Person Congliang Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 86,550,000 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 86,550,000 (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 86,550,000 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.8%
12	Type of Reporting Person IN

(3)

Represents (i) 84,300,000 Class B ordinary shares, (ii) 400,000 ADSs, representing 2,000,000 Class A ordinary shares, directly held by Maggie & Tony Limited, a company incorporated in the British Virgin Islands, and (iii) 250,000 Class A ordinary shares Mr. Congliang Li may purchase upon exercise of options within 60 days after December 31, 2018. Mr. Congliang Li’s wife, Ms. Wei Luo, is the sole shareholder and the sole director of Maggie & Tony Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 69354V108	Page 5 of 8 pages

Item 1(a).	Name of Issuer:

PPDAI Group Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China

Item 2(a).	Name of Person Filing:

Maggie & Tony Limited, Ms. Wei Luo and Mr. Congliang Li (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is Suite 1608, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Item 2(c)	Citizenship:

Maggie & Tony Limited is a British Virgin Islands company solely owned by Ms. Wei Luo, Mr. Congliang Li’s wife. Each of Wei Luo and Congliang Li is a citizen of the People Republic of China.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

69354V108

This CUSIP number applies to the American depositary shares of the Issuer, each representing five Class A ordinary shares of the Issuer, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. 69354V108	Page 6 of 8 pages

Item 4.	Ownership:

Reporting Person	Amount beneficially owned		Percent of class		Percent of aggregate voting power		Sole power to vote or direct the vote		Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Maggie & Tony Limited	86,300,000	(1)	5.8	% (3)	12.1	% (4)	86,300,000	(1)	0		86,300,000	(1)	0
Wei Luo	86,550,000	(2)	5.8	% (3)	12.1	% (4)	0		86,550,000	(2)	0		86,550,000	(2)
Congliang Li	86,550,000	(2)	5.8	% (3)	12.1	% (4)	0		86,550,000	(2)	0		86,550,000	(2)

(1)

Represents (i) 84,300,000 Class B ordinary shares, and (ii) 400,000 ADSs, representing 2,000,000 Class A ordinary shares, directly held by Maggie & Tony Limited, a company incorporated in the British Virgin Islands. Mr. Congliang Li’s wife, Ms. Wei Luo, is the sole shareholder and the sole director of Maggie & Tony Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)

Represents (i) 84,300,000 Class B ordinary shares directly held by Maggie & Tony Limited, a company incorporated in the British Virgin Islands, (ii) 400,000 ADSs, representing 2,000,000 Class A ordinary shares, directly held by Maggie & Tony Limited, and (iii) 250,000 Class A ordinary shares Mr. Congliang Li may purchase upon exercise of options within 60 days after December 31, 2018. Mr. Congliang Li’s wife, Ms. Wei Luo, is the sole shareholder and the sole director of Maggie & Tony Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,486,770,169 ordinary shares (being the sum of 827,770,169 Class A ordinary shares and 659,000,000 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. In computing the percentage ownership of a Reporting Person, we have included shares that the Reporting Person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2018.

(4)

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 69354V108	Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

MAGGIE & TONY LIMITED

By:	/s/ Wei Luo
Name:	Wei Luo
Title:	Director

WEI LUO

/s/ Wei Luo

CONGLIANG LI

/s/ Congliang Li

CUSIP No. 69354V108	Page 8 of 8 pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement